UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2022

Commission File Number: 001-39601

MINISO Group Holding Limited
8F, M Plaza, No. 109, Pazhou Avenue
Haizhu District, Guangzhou 510000, Guangdong Province
The People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒      Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE
This current report on Form 6-K, including exhibit 99.1 hereto, is incorporated by reference into the registration statement on Form F-3 of MINISO Group Holding Limited (File No. 333-264009) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index
Exhibit 99.1 — MINISO Group Holding Limited Supplemental and Updated Disclosures

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
MINISO Group Holding Limited
By:
/s/ Saiyin Zhang

Name:
Saiyin Zhang

Title:
Director and Chief Financial Officer

Date: June 27, 2022